FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Exhibit No.1 - Rule 8.3 - Expro International Group plc announcement released on 23 June 2008

Exhibit No.2 - CFG announces sale of rural branches announcement released on 25 June 2008

Exhibit No.3 - Rule 8.3 - Goshawk Insurance Holdings PLC announcement released on 25 June 2008

Exhibit No.4 - Publication of Prospectus announcement released on 27 June 2008

Exhibit No.5 - Publication of Prospectus announcement released on 27 June 2008

 Exhibit No. 1

                                                                                                                                    FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Expro International Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	20 June 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	956,450	(0.8657%)	283	(0.0003%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	956,450	(0.8657%)	283	(0.0003%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	274,521 454,404	16.4800 GBP 16.4800 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	23 June 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

 Exhibit No. 2

25
TH
 June 2008

RBS SUBSIDIARY SELLS RURAL BRANCH NETWORK IN UPSTATE
NEW YORK

London, 25
th
 June 2008 - Citizens Financial Group, a wholly owned subsidiary of The Royal Bank of Scotland Group ("RBS") has today announced the sale of 18 small rural branches in upstate New York with gross assets of $631 million. Community Bank System, Inc. (NYSE, CBU) have acquired the assets.

For further information, please contact

Richard O'Connor, Head of Investor Relations
+44 (0) 20 7672 1758
+44 (0) 7909 873 681

Carolyn McAdam, Group Head of Media Relations
+ 44 (0) 131 523 2055
+ 44 (0) 7796 274 968

 Exhibit No. 3

      FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.
    KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Goshawk Insurance Holdings plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	24 June 2008

2.
    INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)
    Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	0	(0.0%)	0	(0.0%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	0	(0.0%)	0	(0.0%)

(b)
    Interests and short positions in relevant securities of the company, other than the class dealt in
(Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)
    Rights to subscribe
(Note 3)

Class of relevant security:	Details

3.
    DEALINGS
(Note 4)

(a)
    Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	18,480,454	0.0510 GBP

(b)
    Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)
    Options transactions in respect of existing securities

(i)
    Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)
    Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)
    Other dealings (including new securities)
(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.
    OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached?
(Note 9)

~~YES~~

/NO

Date of disclosure	25 June 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

 Exhibit No.  4

Publication of Prospectus

The following prospectus has been
approved by the
UK Listing Authority and is available for viewing:

Offering Memorandum
 for The Royal Bank of Scotland Group plc/The Royal Bank of Scotland plc
US$
35,000,000,000
Medium-
Term Note Progra
m

To view
 the full document
,
 please paste the following
URL
 into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7609X_-2008-6-27.pdf

The document above is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5
th
 Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the
Offering Memorandum

may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Offering Memorandum
) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Offering Memorandum
 is not addressed. Prior
 to relying on the information contained in the
Offering Memorandum

you must ascertain from the
Offering Memorandum
 whether or not you are part of the intended addressees of the information contained therein.

Your right to
access
this service is conditional upon complying with the above requirement.

 Exhibit No. 5
Publication of Prospectus

The following prospectus
will be
 approved by the UK Listing Authority and
be
 available for viewing:

Greenock Funding No. 2
 plc

€
1,262,0
00,000
 Class A1 Asset Backed Floating Rate Notes due November 2053
€
1,262,000,000
 Class A2 Asset Backed Floating Rate Notes due November 2053
€
1,262,000,000
 Class A3 Asset Backed Floating Rate Notes due November 2053
€
1,262,000,000
 Class A4 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A5 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A6 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A7 Asset Backed Floating Rate Notes due

November 2053
£ 1,000,000,000
 Class A8 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A9 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A10 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A11 Asset Backed Floating Rate Notes due November 2053
£
1,0
00,000,000
 Class A12 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A13 Asset Backed Floating Rate Notes due November 2053
£ 1,000,000,000
 Class A14 Asset Backed Floating Rate Notes due November 2053
£
1,366
,000,000
 Class A15 Asset Backed Floating Rate Notes due November 2053
£
1,413
,672
,000
 Class Z Asset Backed Floating Rate Notes due November 2053

For further information, please contact

Ron Huggett
Deputy Group Treasurer
The Royal Bank of Scotland Group
280 Bishopsgate
,
 London EC2M 4RB
Telephone
    +44 20
7085 4925

Richard O'Connor
Head of Investor Relations
The Royal Bank of Scotland Group
280 Bishopsgate
,
 London EC2M 4RB
Telephone
    +44 20 7672 1758

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 June, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat